UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-34083

NORTH ASIA INVESTMENT CORPORATION
(Translation of registrant's name into English)

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of North Asia Investment Corporation (the "Company"), dated April 6, 2010, announcing that because more than 75% of the Company's gross income for its fiscal year ended June 30, 2009 was passive income, i.e. $243,656 in interest earned, and the Company will not have completed a business combination until at the earliest after the third quarter of its fiscal year ending June 30, 2010, the Company will be classified as a passive foreign investment company ("PFIC") for Federal income tax purposes for the fiscal year ended June 30, 2009. Also attached to this report as Exhibit 99.2 is the Company's 2009 PFIC Annual Information Statement.

Exhibits

Exhibit	Description
99.1	Press release dated April 7, 2010
99.2	2009 PFIC Annual Information Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2010

NORTH ASIA INVESTMENT CORPORATION

By: /s/ Thomas Chan-Soo Kang
Thomas Chan-Soo Kang
Chief Executive Officer